Triangle Capital Corporation
3600 Glenwood Avenue, Suite 104
Raleigh, North Carolina 27612
February 9, 2007
VIA EDGAR AND FEDEX
Mr. Vincent J. Di Stefano, Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Triangle Capital Corporation Registration Statement on Form N-2 File No. 333-138418
Dear Mr. Di Stefano:
     On behalf of Triangle Capital Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement, to 9:00 a.m., Eastern Daylight Time, on Wednesday February 14, 2007, or as soon thereafter as is practicable.
     The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     Should you have any questions concerning this request, please contact me at (919) 719-4770 or, our counsel, Robert C. Humphreys at Bass, Berry & Sims PLC at (901) 543-5910.

Sincerely, TRIANGLE CAPITAL CORPORATION
By:	/s/ Garland S. Tucker, III
Name:	Garland S. Tucker, III
Title:	President and Chief Executive Officer